TASEKO ANNOUNCES THIRD QUARTER 2015 RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

November 11, 2015, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the three months ended September 30, 2015.

Third Quarter 2015 Highlights

  Earnings from mining operations before depletion and amortization* were $20.1 million and adjusted EBITDA* was $19.5 million compared to $7.1 million and $2.4 million, respectively, during the same period in 2014.

  Cash flow from operations was $19.6 million compared to $22.4 million in the third quarter 2014.

  Site operating costs* were US$1.42 per pound and total operating costs (C1)* were US$1.76 per pound, down 40% and 36%, respectively, from the third quarter 2014.

  Cash and equivalents at the end of the quarter were $91.1 million up from $74.9 million at the end of the second quarter.

  Revenues were $89.5 million from the sale of 30.8 million pounds of copper (Taseko’s 75% share).

  Total production at Gibraltar (100%) for the third quarter was 40.9 million pounds of copper.

  During the quarter, Taseko extended its copper hedging program by purchasing put options for 15 million pounds of copper in the first quarter of 2016 at a strike price of US$2.05 per pound. These are in addition to the put options for 15 million pounds in the fourth quarter at a strike price of US$2.40 per pound.

  On July 28, Taseko finalized a Participation and Cooperation agreement between the Gibraltar Mine and Soda Creek Indian Band, reflecting a commitment to work together productively and harmoniously, in the spirit of good faith and cooperation.

Russell Hallbauer, President and CEO of Taseko commented, “Declining operating costs at Gibraltar offset the lower average copper price during the quarter. In addition to reduced spending, the mine also benefited from higher than forecasted copper grades, as well as improved copper recoveries. We believe the cost reductions that have been made are sustainable even as we cycle back to lower copper grades in the coming quarters. Our focus will remain on maintaining an operating margin during the difficult market conditions we are presently experiencing.”

Mr. Hallbauer continued, “The Company’s cash position has climbed to a comfortable level over the past number of months. Since the end of 2014, we have increased our cash position by $38 million, to $91 million at the end of the quarter. We continue to pursue a number of options to further strengthen our balance sheet in addressing the RK Mine Finance loan, which was associated with our Curis acquisition and comes due in May 2016. We remain confident that we will be able to replace the RK loan with less expensive, longer-term debt.”

*Non-GAAP performance measure. Refer to end of news release.

“While our main focus is navigating the current pricing environment and managing our liquidity, we are still maintaining our project pipeline for future growth. We are steadily advancing our projects, specifically Aley and Florence Copper, without spending significant dollars. Most of the work on Aley is environmental assessment related, but our engineering team is also making progress in reducing pre-production capital costs. At Florence Copper, the project team is working on the final two permits required to move forward with the phase 1 production test facility. The timing of both these final permits is somewhat uncertain but our expectation is that they could be in hand by early 2016,” added Mr. Hallbauer.

HIGHLIGHTS

	Three months ended			Nine months ended
Financial Data	September 30,			September 30,
(Cdn$ in thousands, except for per share amounts)	2015	2014	Change	2015	2014	Change
Revenues	89,499	93,714	(4,215)	254,585	306,017	(51,432)
Earnings from mining operations before depletion and amortization*	20,083	7,077	13,006	48,679	53,181	(4,502)
Earnings (loss) from mining operations	5,963	(5,855)	11,818	11,994	16,266	(4,272)
Net loss	(17,722)	(20,937)	3,215	(38,911)	(27,457)	(11,454)
Per share - basic (“EPS”)	(0.08)	(0.11)	0.03	(0.18)	(0.14)	(0.04)
Adjusted net loss*	(1,586)	(11,221)	9,635	(2,419)	(16,103)	13,684
Per share - basic (“adjusted EPS”)*	(0.01)	(0.06)	0.05	(0.01)	(0.08)	0.07
EBITDA*	3,395	(7,148)	10,543	17,358	25,046	(7,688)
Adjusted EBITDA*	19,514	2,385	17,129	54,140	36,196	17,944
Cash flows provided by operations	19,629	22,366	(2,737)	49,836	59,218	(9,382)

	Three months ended			Nine months ended
Operating Data (Gibraltar - 100% basis)	September 30,			September 30,
	2015	2014	Change	2015	2014	Change
Tons mined (millions)	27.4	32.5	(5.1)	72.4	88.6	(16.2)
Tons milled (millions)	7.5	7.8	(0.3)	23.3	22.5	(0.8)
Production (million pounds Cu)	40.9	35.4	5.5	109.1	108.4	0.7
Sales (million pounds Cu)	40.5	38.1	2.4	107.8	116.8	(9.0)

  Third quarter earnings from mining operations before depletion and amortization* were $20.1 million, an improvement over the third quarter of 2014 due to increased copper production and lower operating costs;

  The Company generated cash flow from operations of $19.6 million during the third quarter and had a cash balance of $91.1 million at September 30, 2015;

  The Company has in place copper put options for a total of 30 million pounds over the fourth quarter of 2015 and first quarter of 2016 at a strike price of US$2.40 and US$2.05 per pound, respectively;

  Total operating costs (C1)* were US$1.76 per pound produced, lower than the previous four quarters and 36% lower than the third quarter of 2014 due to reduced expenditures and increased copper production;

*Non-GAAP performance measure. Refer to end of news release.

HIGHLIGHTS - CONTINUED

  Site operating costs, net of by-product credits* were US$1.42 per pound produced, which is an 8% improvement on the second quarter of 2015 and a 40% improvement on the third quarter of 2014;

  Site operating cost per ton milled* was CAD$10.36, an increase over the previous quarter due to lower mill throughput and additional tons mined, and 14% lower than the third quarter of 2014; and

  Copper production at Gibraltar was 40.9 million pounds (100% basis), a 3% increase over the second quarter of 2015 primarily as a result of improved head grade and recoveries, and a 16% increase over the third quarter of 2014.

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating results in the following table are presented on a 100% basis.

Operating Data (100% basis)	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Tons mined (millions)	27.4	24.0	21.0	25.1	32.5
Tons milled (millions)	7.5	8.0	7.8	7.6	7.8
Strip ratio	2.3	2.5	2.4	3.1	3.0
Site operating cost per ton milled (CAD$) *	$10.36	$9.89	$9.66	$10.13	$12.10

Copper concentrate
Grade (%)	0.308	0.285	0.225	0.222	0.267
Recovery (%)	87.4	85.6	81.4	81.3	83.3
Production (million pounds Cu)	40.5	39.2	28.4	27.7	34.5
Sales (million pounds Cu)	40.5	41.8	25.4	26.0	37.1
Inventory (million pounds Cu)	3.9	3.8	6.2	3.2	1.4

Copper cathode
Production (million pounds)	0.4	0.6	-	0.4	0.9
Sales (million pounds)	0.6	0.4	-	0.5	1.0

Molybdenum concentrate
Production (thousand pounds Mo)	85	474	404	445	654
Sales (thousand pounds Mo)	233	391	379	481	708

Per unit data (US$ per pound) *
Site operating costs*	$1.45	$1.63	$2.12	$2.43	$2.60
By-product credits *	(0.03)	(0.09)	(0.12)	(0.11)	(0.25)
Site operating costs, net of by-product credits *	$1.42	$1.54	$2.00	$2.32	$2.35
Off-property costs	0.34	0.43	0.39	0.45	0.40
Total operating costs (C1) *	$1.76	$1.97	$2.39	$2.77	$2.75

*Non-GAAP performance measure. Refer to end of news release.

OPERATIONS ANALYSIS

During the third quarter of 2015, Gibraltar mill production averaged 82,000 tons per day (“tpd”), 3,000 tpd or 3.6% below the design capacity of 85,000 tpd and below the 88,000 tpd achieved in the second quarter of 2015. The decrease in the daily mill throughput in the third quarter was a result of planned maintenance performed on both SAG mills, as well as other key circuits in the mill. In the third quarter, Gibraltar mined 27.4 million tons of material for a strip ratio of 2.3, which is higher than the average life of mine strip ratio in the new mine plan released in May 2015.

Average head grade for the third quarter of 2015 was 0.31% compared to 0.29% in the second quarter of 2015. While the average grade in the third quarter was higher than forecasted, it fluctuated within a range typical of the Gibraltar deposit. Copper in concentrate production in the third quarter of 2015 was 40.5 million pounds, an increase of 3.3% over the second quarter of 2015. Molybdenum production during the third quarter of 2015 was 0.1 million pounds, a significant decrease over previous quarters as the molybdenum circuit was idled at the end of July due to weak market conditions.

Gibraltar’s SX/EW plant was idled in September 2015 for the winter months and has produced 0.4 million and 1.0 million pounds of copper, respectively for the three and nine months ended September 30, 2015.

In the third quarter of 2015, site operating costs, net of by-product credits, per pound of copper produced was US$1.42, compared to US$1.54 during the second quarter of 2015 primarily due to the weakening Canadian dollar and increased copper production as a result of increased head grade and recoveries. Site operating cost per ton milled was $10.36, a 5% increase over the second quarter of 2015 due to lower mill throughput.

Off-property costs, including transportation, treatment and refining charges, for the third quarter of 2015 were US$0.34 per pound produced, compared to US$0.43 per pound produced in the second quarter of 2015. Off-property costs are driven by sales volumes, and therefore off-property cost per pound produced fluctuates based on differences between production and sales volumes. Off-property costs in the third quarter also included lower transportation costs than the previous quarter and lower molybdenum treatment costs due to the idling of the moly circuit in July 2015. Off-property costs are continuing to benefit from low ocean freight costs.

Total operating costs (C1)*, including off-property costs, for the third quarter of 2015 were US$1.76 per pound produced, compared to US$1.97 per pound in the second quarter of 2015.

During the first nine months of 2015, Gibraltar incurred capital expenditures of $1.8 million and capitalized stripping costs of $9.9 million.

*Non-GAAP performance measure. Refer to end of news release.

GIBRALTAR OUTLOOK

A number of cost control initiatives have been implemented during 2015 including mine plan modifications to reduce waste stripping requirements and workforce reductions. Mine operating costs have also benefited from the lower price of diesel, which has fallen approximately 20% since the beginning of this year. As a result of these factors, Gibraltar’s site operating cost per ton milled* has fallen to CAD$10.36 in the third quarter of 2015, a 14% reduction from the third quarter of 2014. Overall, Gibraltar has achieved a stable level of operations reflecting the new mine plan and the Company is now focused on further improvements to operating practices to reduce unit costs .

As at September 30, 2015, the Canadian dollar exchange rate has fallen approximately 25% relative to the US dollar since the beginning of 2014. The overall weaker Canadian dollar has contributed to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars.

Capital expenditures at Gibraltar are expected to be less than $5.0 million for 2015, excluding capitalized stripping.

REVIEW OF PROJECTS

We are steadily advancing our projects, specifically the Aley niobium project and Florence copper project, without spending significant dollars. Most of the work related to the Aley project is environmental assessment related but also some engineering work which has made progress in reducing pre-production capital costs. At Florence, the project team is working on the final two permits required to move forward with the phase 1 production test facility. The timing of both these final permits is somewhat uncertain but the expectation is that they could be in hand by early 2016. Total capital expenditures at the Aley and Florence projects are $1.7 million and $4.4 million for the three and nine month periods ended September 30, 2015, respectively.

The Company will host a telephone conference call and live webcast on Thursday, November 12 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally.

The conference call will be archived for later playback until November 19, 2015 and can be accessed by dialing (855) 859- 2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 65946538.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs & site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as treatment and refining costs and transportation costs. Site operating costs is calculated by removing net changes in inventory, depletion and amortization and off-property costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of byproduct credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. Byproduct credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2015	2014	2015	2014
Cost of sales	83,536	99,569	242,591	289,751
Less depletion and amortization	(14,120)	(12,932)	(36,685)	(36,915)
Net change in inventory	2,779	(5,141)	8,187	(16,876)
Less off-property costs:
Treatment and refining costs	(9,432)	(6,352)	(26,699)	(21,341)
Transportation costs	(4,415)	(4,519)	(13,271)	(15,044)
Site operating costs	58,348	70,625	174,123	199,575
Less by-product credits:
Molybdenum	(304)	(5,834)	(5,114)	(21,008)
Silver	(1,010)	(884)	(2,749)	(2,943)
Site operating costs, net of by-product credits	57,034	63,907	166,260	175,624
Total copper produced (thousand pounds)	30,710	24,979	81,840	79,743
Total costs per pound produced	1.86	2.56	2.03	2.20
Average exchange rate for the period (CAD/USD)	1.31	1.09	1.26	1.10
Site operating costs, net of by-product credits (US$ per pound)	1.42	2.35	1.61	2.00
Site operating costs, net of by-product credits	57,034	63,907	166,260	175,624
Add off-property costs:
Treatment and refining costs	9,432	6,352	26,699	21,341
Transportation costs	4,415	4,519	13,271	15,044
Total operating costs	70,881	74,778	206,230	212,009
Total operating costs (US$ per pound)	1.76	2.75	2.00	2.42

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net earnings (loss)

Adjusted net earnings remove the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gain/loss on derivative instruments;
  Write-down of marketable securities;
  Unrealized foreign currency gain/loss; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands, except per share amounts)	2015	2014	2015	2014
Net loss	(17,722)	(20,937)	(38,911)	(27,457)
Unrealized (gain) loss on derivatives	(64)	(713)	2,177	(797)
Unrealized foreign exchange loss	15,764	9,341	34,186	10,623
Write-down of marketable securities	419	366	419	785
Curis Resources acquisition costs	-	539	-	539
Estimated tax effect of adjustments	17	183	(290)	204
Adjusted net loss	(1,586)	(11,221)	(2,419)	(16,103)
Adjusted EPS	(0.01)	(0.06)	(0.01)	(0.08)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Write-down of marketable securities;
  Unrealized foreign exchange (gain) loss; and
  Non-recurring transactions.

While some of the adjustments are recurring, gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands, except per share amounts)	2015	2014	2015	2014
Net loss	(17,722)	(20,937)	(38,911)	(27,457)
Add:
Depletion and amortization	14,140	12,953	36,751	37,068
Amortization of stock based compensation	293	616	1,643	3,177
Interest expense	6,881	6,766	19,490	19,948
Interest income	(290)	(1,015)	(1,114)	(3,079)
Income tax expense (recovery)	93	(5,531)	(501)	(4,611)
EBITDA	3,395	(7,148)	17,358	25,046
Adjustments:
Unrealized (gain) loss on derivative instruments	(64)	(713)	2,177	(797)
Write-down of marketable securities	419	366	419	785
Unrealized foreign exchange loss	15,764	9,341	34,186	10,623
Curis Resources acquisition costs	-	539	-	539
Adjusted EBITDA	19,514	2,385	54,140	36,196

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, except per share amounts)	2015	2014	2015	2014
Earnings (loss) from mining operations	5,963	(5,855)	11,994	16,266
Add:
Depletion and amortization	14,120	12,932	36,685	36,915
Earnings from mining operations before depletion and amortization	20,083	7,077	48,679	53,181

Site operating costs per ton milled

	Three months ended		Nine months ended
	September 30,		September 30,
((Cdn$ in thousands, except per share amounts)	2015	2014	2015	2014
Site operating costs (included in cost of sales)	58,348	70,625	174,123	199,575

Tons milled (thousands) (75% basis)	5,631	5,836	17,472	16,902
Site operating costs per ton milled	$10.36	$12.10	$9.97	$11.81

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the continuing availability of capital and financing;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•

changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•

the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange